UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Luxfer Holdings PLC
(Name of Issuer)
American Depositary Shares, each representing one Ordinary Share of nominal value £0.50 each
(Title of Class of Securities)
550678106
(CUSIP Number)
Joshua A. Lobel Eric J. Edidin 570 Lexington Avenue 40th Floor New York, NY 10022 (212) 319-2775	with a copy to: David L. Goret, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (646) 414-6837
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Canton Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,544,946*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,544,946*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,544,946*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.4%*
14.	Type of Reporting Person (See Instructions): OO, HC

 * Based on the information set forth in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 19, 2015, there were 26,955,743 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2014. This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds.

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Archer Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,544,946*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,544,946*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,544,946*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.4%*
14.	Type of Reporting Person (See Instructions): PN, IA

 * Based on the information set forth in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 19, 2015, there were 26,955,743 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2014. This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds.

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Eric J. Edidin
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,544,946*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,544,946*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,544,946*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.4%*
14.	Type of Reporting Person (See Instructions): IN, HC

 * Based on the information set forth in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 19, 2015, there were 26,955,743 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2014. This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds.

CUSIP No. 550678106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Joshua A. Lobel
2.	Check the Appropriate Box if a Member of a Group			(a) [ * ]
(b) [ * ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Not Applicable
6.	Citizenship or Place of Organization: United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	2,544,946*
Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	2,544,946*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			2,544,946*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):			9.4%*
14.	Type of Reporting Person (See Instructions): IN, HC

 * Based on the information set forth in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 19, 2015, there were 26,955,743 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2014.  This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company incorporated under the laws of England and Wales (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, a U.S. citizen, as a principal of Canton, and (iv) Eric J. Edidin, a U.S. citizen, as a principal of Canton (the persons mentioned in (i), (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds.

Item 1.     Security and Issuer

Based on the information set forth in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2015, there were 26,955,743 ordinary shares, nominal value of £0.50 each, of the Issuer (the “Ordinary Shares”), issued and outstanding as of December 31, 2014. This statement relates to American Depositary Shares, each representing one Ordinary Share (the “ADS Shares”), of Luxfer Holdings PLC, a public limited company under the laws of England and Wales (the “Issuer”). The address of the Issuer is Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE England.

Item 2.     Identity and Background

(a)    This statement is being filed by (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain affiliated private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, an individual, as a principal of Canton (“Lobel”), and (iv) Eric J. Edidin (“Edidin”), an individual, as a principal of Canton (the persons mentioned in (i) (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All ADS Shares reported in this Schedule 13D are held by the Funds.

(b)    The business address of each Reporting Person is 570 Lexington Avenue, 40th Floor, New York, New York 10022.

(c)    The principal business of Archer is an investment manager to certain affiliated private investment funds. The principal occupation of Canton is serving as the general partner of Archer. The principal business of each of Lobel and Edidin is serving as a principal of Canton.

(d)    None of the Reporting Persons has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons, during the past five (5) years, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 3.     Source and Amount of Funds or Other Consideration

The ADS Shares purchased by the Reporting Persons were purchased with investment capital of the Funds. The aggregate amount of funds used in making the purchases reported in this Schedule 13D was $42,019,260.59.

Item 4.     Purpose of Transaction

The Reporting Persons, on behalf of the Funds, acquired and hold the ADS Shares reported in this Schedule 13D for investment purposes. The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of the board of directors (the “Board”) and members of management of the Issuer, other current or prospective shareholders of the Issuer, industry analysts, existing or potential strategic partners of the Issuer, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation of capital, corporate governance, Board composition and strategic alternatives and direction, all with a view toward increasing shareholder value.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)    Based on the information set forth in the Issuer’s Form 20-F filed with the SEC on March 19, 2015, there were 26,955,743 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2014.

(b)    The Reporting Persons are deemed to beneficially own the 2,544,946 ADS Shares held by the Funds, which represent 9.4% of the Issuer’s outstanding securities.

(c)    The following table details the transactions by the Reporting Persons on behalf of the Funds, all in open market purchases, during the period commencing sixty (60) days prior to May 14, 2015, the date upon which this filing was required:

ADS Shares Purchased	Price per ADS Share	Date of Transaction
8,200	$13.23170	3/18/2015
55,400	$13.47510	3/19/2015
1,405	$13.54150	3/20/2015
21,614	$13.58270	3/23/2015
1,159	$13.58350	3/24/2015
5,049	$13.57830	3/25/2015
95,300	$13.10000	3/27/2015
48,000	$13.31790	3/30/2015
50,000	$13.30000	4/1/2015
30,000	$13.10000	4/6/2015
30,000	$13.00000	4/7/2015

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.     Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2015

Archer Capital Management, L.P.

By: Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name: Joshua A. Lobel
Title: Manager

/s/ Joshua A. Lobel
Name: Joshua A. Lobel

/s/ Eric J. Edidin
Name: Eric J. Edidin

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).